MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended March 31, 2010		Year Ended December 31, 2009
	(In thousands of dollars)
Earnings Available for Fixed Charges:

Net Income (a)	$259,078		$(126,653)

Income Taxes	143,842		(96,092)
	402,920		(222,745)

Rents (b)	14,044		14,475

Interest (c)	90,165		89,943

Total Earnings Available for Fixed Charges	$507,129		$(118,327)

Preferred Dividend Requirements	$685		$685

Ratio of Income Before Income Taxes to Net Income	156%		176%

Preferred Dividend Factor on Pretax Basis	1,069		1,206

Fixed Charges (d)	109,081		109,117

Combined Fixed Charges and Preferred Stock Dividends	$110,150		$110,323

Ratio of Earnings to Fixed Charges	4.6	x	—	(e)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.6	x	—	(e)

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).

(e)
Due to the $384.4 million after-tax noncash write-down of natural gas and oil properties in the first quarter of 2009, earnings were insufficient by $228.7 million to cover combined fixed charges and preferred stock dividends for the twelve months ended December 31, 2009. If the $384.4 million after-tax noncash write-down is excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.6 times for the twelve months ended December 31, 2009.

The above ratios related to fixed charges and combined fixed charges and preferred stock dividends that exclude the effect of the after-tax noncash write-down of natural gas and oil properties are non-GAAP financial measures. The Company believes that these non-GAAP financial measures are useful because the write-down excluded is not indicative of the Company’s cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.